P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-1605
brian_p_murphy@vanguard.com

September 4, 2018

Lisa N. Larkin, Esq.
	U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Scottsdale Funds (the “Trust”)
File No. 33-11763
Post-Effective Amendment No. 53 – Vanguard Total World Bond ETF (the “Fund”)

Dear Ms. Larkin,

This letter responds to your comments provided on July 10, 2018, to the above referenced post-effective amendment.

Comment 1:	Securities Act Rule 140
Comment:	Under Rule 140 of the Securities Act of 1933 (the “Securities Act”), as amended, the
Fund could be considered to be engaged in the distribution of the securities of two affiliated issuers. In similar situations, such as in a master-feeder arrangement, the Staff requires the feeder funds’ registration statement: (1) to be signed by the master fund and
(2) to contain all of the relevant information of the master fund. Please provide an analysis as to whether such requirements relating to Rule 140 are warranted here. See
Letter from Richard Breeden to the Hon. John Dingell (Apr. 15, 1992).

Response:	We do not believe that the Fund would be engaged in the distribution of shares of
Vanguard Total Bond Market Index Fund and Vanguard Total International Bond Index
Fund (together, the “Underlying Funds”) under Rule 140 under the Securities Act. We also do not believe that the investment program of the Fund is similar to a master-feeder arrangement or that the disclosure requirements that normally apply to master-feeder arrangements would be warranted for the Fund.

Rule 140 under the Securities Act states in pertinent part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(a)(11) of the [Securities] Act.”

We understand that Rule 140 was adopted to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities. The Rule

Lisa N. Larkin, Esq.
September 4, 2018

provides that if the “chief part” of an issuer’s business is to use proceeds from the sale of its own securities to purchase another issuer’s securities, then the purchasing issuer may be considered an underwriter effecting a distribution of the securities of the other issuer.
The SEC has interpreted the rule to deem the issuer of the security that is being purchased with the proceeds from the sale of the other security to be a co-issuer of the other security, and has required both entities to sign the registration statement of the other security. This interpretation of the Rule serves to prevent the circumvention of the registration process by the issuer of the underlying security.

In the case of the Fund, the sale of shares would not furnish the proceeds with which the
Fund would acquire the securities of the Underlying Funds. As a general matter, shares of the Fund would be purchased by Authorized Participants through in-kind transactions where an Authorized Participant presents shares of the Underlying Funds to the Fund.
The Fund would have no influence or control over the circumstances under which an
Authorized Participant obtains shares of the Underlying Funds. Authorized Participants may have held shares of the Underlying Funds in inventory for a long period of time, may have recently acquired shares of the Underlying Funds in the secondary market, or may have acquired shares directly from the Underlying Funds through their creation processes. Regardless of the way in which the Authorized Participants acquire shares of the Underlying Funds, the Fund would not furnish proceeds to the Underlying Funds, including as part of any effort to distribute shares of the Underlying Funds. As a result,
Rule 140 would not appear to apply.

In addition, a purchaser of the Fund would become a shareholder in a registered investment company with its own distinct investment objective, operations, and expenses, and not an owner of shares of the Underlying Funds. In this regard, the shares to be issued by the Fund would be materially different from the shares issued by the
Underlying Funds. The NAV of shares of the Fund would not merely reflect the market prices or NAV of any one of the Underlying Funds, but rather the combination of the value of the shares of the Underlying Funds and any other assets and liabilities of the
Fund, as determined in compliance with the Investment Company Act of 1940 (“1940
Act”). A purchaser of shares of the Fund therefore would be making an investment decision with respect to a markedly different security than the securities issued by the
Underlying Funds. In fact, because shares of the Underlying Funds are separately registered under the Securities Act and the 1940 Act and are readily available to investors, the very reason to purchase shares of the Fund would be to purchase a security with economic characteristics that are different than the economic characteristics of the
Underlying Funds individually.

In this regard, the Fund is notably different than a master-feeder arrangement, and the disclosure requirements that normally apply to master-feeder arrangements would not be warranted for the Fund. As described in the report cited by the SEC staff (the “Master-
Feeder Report”), in a master-feeder arrangement, the feeder fund invests exclusively in the shares of the master fund and essentially serves as a conduit for investment in the master fund. The feeder fund registers its securities under the Securities Act and the
1940 Act, while the master fund does not register its shares under the Securities Act because its shares are not publicly offered. As explained in the Master-Feeder Report,

Lisa N. Larkin, Esq.
September 4, 2018

the SEC staff did not insist that the master fund register its securities under the Securities
Act because the SEC staff viewed the master fund as the co-issuer of the feeder fund’s securities in accordance with Rule 140. The SEC staff noted that “[a]s co-issuer of the
[feeder] fund’s securities, the [master] fund signs the [feeder] fund’s registration
	statement registering the [feeder] fund’s securities	That registration statement must
also include disclosure about the [master fund] equivalent to that which investors would receive if the [master] fund registered its securities separately.”

Accordingly, the reason for the master fund to sign the registration statement of the feeder fund is to avoid the circumvention of the registration process by the master fund because its shares are not publicly registered. In the case of the Fund’s investment in shares of the Underlying Funds, there is no such concern because the shares of the
Underlying Funds are publicly offered and registered under the Securities Act and the
1940 Act. In addition, the reason for the feeder fund to disclose all of the relevant information about the master fund is that the feeder is merely a conduit to investment in the master, and the information about the master is not otherwise publicly available.
Again, in the case of the Fund, its operations and characteristics are distinct from the operations and the characteristics of the individual Underlying Funds, and the Fund is not merely a conduit for investment in the Underlying Funds. Accordingly, the Fund’s disclosure should describe its own operations and characteristics, and it is not necessary or appropriate for the disclosure to describe all of the relevant information about the
Underlying Funds. Extensive disclosure about the Underlying Funds would be potentially confusing to investors when included in the Fund’s disclosure, and such information is already publicly available through the public registration of the Underlying
Funds.

Comment 2:	Principal Investment Strategies – Names of Underlying Funds
Comment:	Please confirm that the names provided for the Underlying Funds on page 3 of the prospectus are accurate.

Response:	We hereby confirm that the names provided for the Underlying Funds are accurate.

Comment 3:	1940 Act Rule 35d-1 – “Names Rule”
Comment:	The Staff notes that the Fund’s name is “Vanguard Total World Bond ETF”. Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Footnote 42 to the adopting release for Rule 35d-1 under the 1940 Act (the “Adopting Release”).

Response:	The Adopting Release states that, although “global” and “international” funds, which are similar to “world” funds, are not subject to Rule 35d-1 under the 1940 Act, the terms
“global” and “international” connote diversification among investments in a number of different countries throughout the world. Footnote 42 of the Adopting Release explains that the SEC expects that funds using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.
The SEC Staff, in 2012, clarified that one way to satisfy this requirement would be for a fund to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not

Lisa N. Larkin, Esq.
September 4, 2018

favorable, invest at least 30 percent of its assets outside the United States. We believe that the Fund’s investment strategy conforms to the guidance found in the above footnote and other Staff guidance. As disclosed in the Fund’s “Principal Investment Strategies,”
the Fund’s “indirect bond holdings are a diversified mix of investment-grade U.S. and investment-grade non-U.S. government, corporate, and securitized bonds across yield curves and credit risks of multiple countries” (emphasis added). In addition, one of the
Fund’s two Underlying Funds is the Vanguard Total International Bond Index Fund, the
index for which “includes government, government agency, corporate, and securitized
non-U.S. investment-grade fixed income investments…” (emphasis added). Through the
Fund’s investment in Vanguard Total International Bond Index Fund, approximately 55%
of the Fund’s assets will be indirectly invested in non-U.S. securities in at least three different countries. As of July 31, 2018, Vanguard Total International Bond Index Fund
was invested in securities in 39 different countries.

Comment 4:	Risks – Fund of Funds Risk
Comment:	Please confirm that “Fund of Funds Risk” is disclosed as a risk of the Fund.

Response:	Although the Fund does not include a risk titled “Fund of Funds Risk,” the Principal
Investment Strategies section of the prospectus clearly indicates that the Fund intends to invest “all, or substantially all, of its assets in two Vanguard bond index ETFs…”
Immediately following, the Principal Risks section of the prospectus indicates the indirect risks of investing in the Underlying Funds (i.e., Interest Rate Risk, Credit Risk,
Prepayment Risk, Call Risk, Extension Risk). In addition, the Principal Risks section discloses a number of risks related to the Fund’s ability to purchase shares of the underlying ETFs on a national securities exchange.

We believe that this disclosure, coupled with the “Plain Talk About Funds of Funds” on page 16, is sufficient to address the risks inherent in the Fund’s structure.

Comment 5:	More on the Fund and ETF Shares – Security Selection – Underlying Funds’ Indices
Comment:	With regards to each Underlying Fund’s respective underlying index, on page 16 please add disclosure related to: (a) the weighting of the index used, (b) an explanation of how and when the index changes, and (c) the number of index components.

Response:	We have added disclosure to the statutory prospectus intended to give further detail with respect to each Underlying Fund’s target index.

Comment 6:	More on the Fund and ETF Shares – Other Investment Policies and Risks –
Derivatives

Lisa N. Larkin, Esq.
September 4, 2018

Comment:	The disclosure on page 20 of the prospectus indicates that the Fund may use total return swaps, which are senior securities for purposes of Section 18 of the 1940 Act. When the
Fund uses total return swaps, it will be required to set aside an appropriate amount of liquid assets as determined by Staff guidance to address Section 18 concerns. Please note that the Commission has issued a release proposing a rule regarding a fund’s use of derivatives and Section 18. Please be aware that the Commission could issue a new rule or guidance regarding a fund’s use of derivatives that could impact the way that the Fund operates.

Response:	We hereby acknowledge the comment.

Comment 7:	Investment Advisor
Comment:	Please add language stating that a discussion regarding the basis for the board’s approval of the investment advisory contract is available in the Fund’s shareholder report per Item
10(a)(1)(iii) of Form N-1A.

Response:	We have made this requested change.

Comment 8:	Financial Statements
Comment:	Please explain supplementally whether the Fund intends to present the financial statements of the Underlying Funds. See FASB ASC paragraph 946-210-45-7 and Letter from Lawrence A. Friend, Chief Accountant, SEC Division of Investment Management,
to Mutual Fund Chief Financial Officers (Nov. 7, 1997).

Response:	The Fund does not intend to present the financial statements of the Underlying Funds in a manner similar to the presentation of financial statements of a master-feeder arrangement.
However, the Fund’s financial statements will include additional information about the
Underlying Funds.

As noted above, in a master-feeder arrangement, the securities issued by the master fund are the only investment securities held by the feeder fund, and the feeder fund serves as a conduit for investment in the master fund. By contrast, the Fund will invest in more than one Underlying Fund. Consistent with SEC staff guidance, the Fund has considered whether its investment in either Underlying Fund is so significant to the Fund that its presentation of financial statements should be made in a manner similar to a master-
feeder arrangement. While it is possible that the exact allocation of assets to each
Underlying Fund may change from time to time, the Fund does not expect that the investment in any one Underlying Fund will reach a significant enough level to warrant the inclusion of the financial statements of the Underlying Funds. In addition, the
Underlying Funds are themselves registered under the Securities Act and have publicly available financial statements. The Fund’s registration statement currently contains information regarding the Underlying Funds, including the Underlying Funds’ names and corresponding indexes, thus enabling shareholders of the Fund to find information about the Underlying Funds to the extent that they are interested in that information. Given the availability of publicly available information about the Underlying Funds in various places, we believe that a shareholder of the Fund has sufficient transparency into the activities of the Underlying Funds.

Lisa N. Larkin, Esq.
September 4, 2018

Please contact me at (610) 669-1605 with any questions or comments regarding the above response.
Thank you.

Sincerely,

Brian P. Murphy
Senior Counsel
The Vanguard Group, Inc.